Volaris Reports April 2023 Traffic Results:

18% YoY Demand Growth with an 86% Load Factor

Mexico City, Mexico, May 4, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its April 2023 preliminary traffic results.

In April 2023, Volaris’ capacity (measured in ASMs) increased by 16.7% year-over-year, while demand (measured in RPMs) increased by 18.3%; the result was a load factor increase of 1.1 pp YoY to 85.8%. Volaris transported 2.9 million passengers during the month, an 11.8% increase compared to April 2022. Demand in the domestic Mexican and international markets increased by 9.0% and 45.9%, respectively.

Enrique Beltranena, Volaris’ President and CEO, said: “We achieved a healthy load factor in April, with a particularly strong performance in our international markets. In the domestic market, we continue to see strong volumes.”

	Apr 2023	Apr 2022	Variance	YTD Apr 2023	YTD Apr 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,966	1,804	9.0%	7,512	6,699	12.1%
International	886	607	45.9%	3,406	2,440	39.6%
Total	2,851	2,411	18.3%	10,918	9,140	19.5%
ASMs (million, scheduled & charter)
Domestic	2,255	2,038	10.7%	8,792	7,720	13.9%
International	1,070	811	31.9%	4,021	3,190	26.1%
Total	3,325	2,849	16.7%	12,813	10,909	17.4%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	87.2%	88.5%	(1.4) pp	85.4%	86.8%	(1.3) pp
International	82.8%	74.9%	7.9 pp	84.7%	76.5%	8.2 pp
Total	85.8%	84.6%	1.1 pp	85.2%	83.8%	1.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,268	2,137	6.1%	8,708	7,813	11.5%
International	611	438	39.6%	2,358	1,751	34.7%
Total	2,879	2,575	11.8%	11,066	9,564	15.7%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 206 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com